Exhibit 12.1

ZILLOW, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS TO EARNINGS

(unaudited)

	Six Months Ended June 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations	2,991	997	(6,837)	(12,966)	(21,904)	(21,786)
Assumed interest component of rental expense (1)	382	705	403	443	422	354

Total earnings available for fixed charges	3,373	1,702	(6,434)	(12,523)	(21,482)	(21,432)

Fixed Charges:
Assumed interest component of rental expense (1)	382	705	403	443	422	354

Total fixed charges	382	705	403	443	422	354

Preferred Dividends:
Amount declared	—	—	—	—	—	—
Ratio of earnings to fixed charges	8.83	2.41	—	—	—	—
Deficiency of earnings to fixed charges	—	—	6,837	12,966	21,904	21,786
Ratio of combined fixed charges and preferred dividends to earnings	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Estimated as one-third of operating lease expense.